UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

EMAGEON INC.

(Name of Subject Company)
EMAGEON INC.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
29076V 10 9

(CUSIP Number of Class of Securities)
Charles A. Jett, Jr.
Chief Executive Officer
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242
(205) 980-9222

(Name Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies to:
W. Todd Carlisle
Sirote & Permutt, P.C.
2311 Highland Avenue South
Birmingham, AL 35205
(205) 930-5100
and
David A. Stockton
Justin B. Heineman
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, GA 30309
(404) 815-6500
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 5, 2009, and amended on March 13, 2009, March 17, 2009 and March 27, 2009 (as further amended from time to time, the “Schedule”), by Emageon Inc., a Delaware corporation (“Emageon,” or the “Company”). The Schedule relates to the tender offer by AMICAS Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”), to purchase all of the issued and outstanding shares of Emageon common stock at a price per share of $1.82 in cash, net to the seller, without interest thereon and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2009, and the related Letter of Transmittal, each included as an exhibit to the Schedule TO filed by AMICAS with the Commission on March 5, 2009, as may be amended and supplemented from time to time.
     All information in the Schedule is incorporated by reference in this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used below but not defined in this Amendment No. 4 have the meanings set forth in the Schedule.
ITEMS 1-8.
     Items 1 through 8 of the Schedule 14D-9 are hereby amended and supplemented by adding the following:
“Results of the Offer
     At 11:59 p.m., New York City time, on April 1, 2009, the Offer expired. Based on information provided by StockTrans Inc., the depositary for the Offer, a total of 18,882,734 Shares (excluding Shares tendered through notices of guaranteed delivery), representing approximately 88.0% of the outstanding Shares, were validly tendered and not withdrawn as of the expiration of the Offer, which satisfied the Minimum Condition. An additional 1,101,921 Shares were tendered through notices of guaranteed delivery. Purchaser has accepted all Shares validly tendered and not withdrawn for purchase in accordance with the Offer and has advised the Company that it will promptly pay for such Shares.
     In order to acquire more than 90% of the outstanding Shares (excluding Shares tendered through notices of guaranteed delivery and not yet delivered), Purchaser, pursuant to the terms of the Merger Agreement, exercised its Top-Up Option. As a result of Purchaser’s acquisition of the Shares validly tendered during the Offer and the Shares issued pursuant to the Top-Up Option, Purchaser owns more than 90% of the outstanding Shares (excluding Shares tendered through notices of guaranteed delivery and not yet delivered).
     Pursuant to the Merger Agreement, Parent intends to promptly cause Purchaser to merge with and into the Company, without a meeting of the Company’s stockholders, pursuant to a short-form merger as permitted by Delaware law, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Share that was not purchased in the Offer (other than those as to which holders exercise dissenters’ rights and those held by the Company or Parent or their respective subsidiaries) will be converted into the right to receive $1.82 per share in cash, without interest thereon and less any required withholding taxes, and the Company’s shares will cease to be traded on The Nasdaq Global Market.
     A copy of the press release issued by Parent announcing the results of the Offer is filed as an exhibit hereto and is incorporated by reference herein.”
ITEM 9. EXHIBITS.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Press Release issued by Parent on April 2, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ John W. Wilhoite
John W. Wilhoite
Chief Financial Officer

Date: April 2, 2009